                                        May 22, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Tyco International Ltd. ("Tyco") hereby applies to withdraw as a registrant under registration statement (File Number 333-24363-01)(the "Registration Statement") filed on April 2, 1997.

        The Registration Statement contains a Joint Proxy Statement/Prospectus of Tyco and ADT Limited ("ADT") and was erroneously filed using the EDGAR codes of both Tyco and ADT. Tyco is not registering securities under the Registration Statement and did not intend to file as a co-registrant.



                                        TYCO INTERNATIONAL LTD.




                                        By: /s/ Mark H. Swartz
                                            ------------------------------
                                            Name: Mark H. Swartz
                                            Title: Vice President -
                                                   Chief Financial Officer